UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
                       Under Section 12(b) or 12(g) of the
                         Securities Exchange Act of 1934


                         Private Capital Investors, Inc.
                 (Name of Small Business Issuer in its charter)

           Florida                                        65-1036706
(State or other jurisdiction of                (IRS Employer Identification No.)
  incorporation or organization)

511 NE 94th Street Miami Shores, Florida                       33138
-------------------------------------------                    -----
(Address of principal executive offices)                  (Zip Code)

Issuer's telephone number:   (305) 758-3738
                              -------------

                                 With A Copy To:
                            Alfred G. Smith, II, Esq.
                               Shutts & Bowen LLP
                                1500 Miami Center

                          201 South Biscayne Boulevard
                              Miami, Florida 33131

                                 (305) 358-6300


  Securities to be registered under Section 12(b) of the Act:

Title of each class                Name of each exchange on which
to be so registered                each class is to be registered

  Securities to be registered under Section 12(g) of the Act:

                          Common Stock, $.001 Par Value
                                (Title of class)

         INFORMATION REQUIRED IN REGISTRATION STATEMENT

ITEM 1.  DESCRIPTION OF BUSINESS.

GENERAL

The name of our company is Private Capital Investors, Inc. (the "Company"). We were incorporated under the laws of the State of Florida on August 6, 1999. We are a developmental stage company and have no revenues to date. Since inception, our activities have been limited to actions related to our organization and the preparation of this Registration Statement. We are a "shell" company conducting virtually no business operation, other than our efforts to seek merger partners or acquisition candidates. We have no full time employees and own no real estate.

We were created to effect a merger, exchange of capital stock, asset acquisition or other similar business combination (a "Business Combination") with an operating or development stage business (the "Target Business") which desires to utilize our status as a reporting corporation under the Securities Exchange Act of 1934, as amended ("Exchange Act"). We have a shareholder base of three shareholders and 1,000,000 shares of Common Stock outstanding, all of which shares are restricted pursuant to Rule 144 of the Securities Act of 1933, as amended (the "Securities Act"). See "Description of Securities". Pursuant to a resolution of our board of directors, we will not enter into any Business Combination until the Target Business has obtained the requisite audited financial statements required pursuant to Form 8-K (or its equivalent) under the Exchange Act.

Upon the effectiveness of this registration statement, we intend to seek potential business opportunities and effectuate a Business Combination with a Target Business with significant growth potential which, in the opinion of our management, could provide a profit to both the Company and its shareholders. We intend to seek opportunities demonstrating the potential of long term growth as opposed to short term earnings. Our efforts in identifying a prospective Target Business are expected to emphasize businesses primarily located in the United States; however, we reserve the right to acquire a Target Business located primarily elsewhere. While we may, under certain circumstances, seek to effect Business Combinations with more than one Target Business, as a result of our limited resources, we will, in all likelihood, have the ability to effect only a single Business Combination. We may effect a Business Combination with a Target Business which may be financially unstable or in its early stages of development or growth. We will not restrict our search to any specific business, industry or geographical location, and we may participate in a business venture of virtually any kind or nature. Our management may become involved in management of the Target Business and/or may hire qualified but as yet unidentified individuals to manage such Target Business. Presently, we have no plans, proposal, agreement, understanding or arrangement to acquire or merge with any specific business or company, and we have not identified any specific business or company for investigation and evaluation.

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Our discussion of the proposed business under this caption and throughout this registration statement is purposefully general and is not meant to restrict our virtually unlimited discretion to search for and enter into potential business opportunities.

"SHELL" CORPORATION

Background.

We have conducted virtually no business operations to date and expect to conduct none in the future, other than our efforts to effectuate a Business Combination, we can be characterized as a "shell" corporation. As a shell corporation, we face risks inherent in the investigation, acquisition, or involvement in a new business opportunity. Further, as a new or "start-up" company, we face all of the unforeseen costs, expenses, problems, and difficulties related to such companies. We are dependent upon the efforts of our officers and directors to effectuate a Business Combination. Assuming our officers and directors are successful in identifying a Business Combination, it is unlikely our shareholders will have an opportunity to evaluate the specific merits or risks of any one or more Business Combinations and will have no control over the decision making relating to such Business Combination.

Due to our limited capital resources, the consummation of a Business Combination will likely involve the acquisition of, or merger or consolidation with, a company that does not need substantial additional capital but which desires to establish a public trading market for its shares, while avoiding what it might deem to be the adverse consequences of undertaking a public offering itself, such as the time delays and significant expenses incurred to comply with the various federal and state securities laws that regulate initial public offerings. A Target Business might desire, among other reasons, to create a public market for their shares in order to enhance liquidity for current shareholders, facilitate raising capital through the public sale of securities of which a prior existence of a public market for its securities exists, and/or acquire additional assets through the issuance of securities rather than for cash.

No trading market in our securities presently exists. In light of the restrictions concerning shell companies contained in many state blue sky laws and regulations, it is not likely that a trading market will be created in our securities until such time as a Business Combination occurs with a Target Business. No assurances are given that subsequent to such a Business Combination that a trading market in our securities will develop. We presently have 1,000,000 shares of Common Stock outstanding, all of which are deemed to be "restricted securities", as that term is defined under Rule 144 promulgated under the Securities Act, in that such shares were issued in private transactions not involving a public offering. These shares will be available for sale under Rule 144 beginning in August, 2000 so long as all other conditions of Rule 144 are met (and assuming no other changes in our capitalization). No assurances are made; however, that Rule 144 will be available at any time for any shareholders' shares, that the Rule will not be amended or that we will not provide to any shareholder registration rights to register under the Securities Act any shareholder's shares for sale. As of the date hereof, we have not provided to any shareholder registration rights to register under the Securities Act any shareholder's shares for sale. See "Market for Common Equity and Related Stockholder Matters".

We cannot estimate the time that it will take to effectuate a Business Combination. It could be time consuming; possibly in excess of many months or years. Additionally, no assurance can be made that we will be able to effectuate a Business Combination on favorable terms. We might identify and effectuate a Business Combination with a Target Business which proves to be unsuccessful for any number of reasons, many of which are due to the fact that the Target Business is not identified at this time. If this occurs, the Company and its shareholders might not realize any type of profit.

Unspecified Industry and Target Business.

We will seek to acquire a Target Business without limiting ourselves to a particular industry. Most likely, the Target Business will be primarily located in the United States, although we reserve the right to acquire a Target Business primarily located outside the United States. In seeking a Target Business, we will consider, without limitation, businesses which (i) offer or provide services or develop, manufacture or distribute goods in the United States or abroad, including, without limitation, in the following areas: Internet services, real estate, health care and health products, educational services, environmental services, consumer-related products and services (including amusement, entertainment and/or recreational services), personal care services, voice and data information processing and transmission and related technology development or (ii) is engaged in wholesale or retail distribution. To date, we have not selected any particular industry or any Target Business in which to concentrate its Business Combination efforts. Accordingly, we are only able to make general disclosures concerning the risks and hazards of effectuating a Business Combination with a Target Business since there is presently no current basis for us to evaluate the possible merits or risks of the Target Business or the particular industry in which we may ultimately operate. Any Target Business that is selected will be required to have audited financial statements prior to the commencement of the Business Combination.

To the extent that we effect a Business Combination with a financially unstable company or an entity in its early stage of development or growth (including entities without established records of sales or earnings), we will become subject to numerous risks inherent in the business and operations of financially unstable and early stage or potential emerging growth companies. In addition, to the extent that we effect a Business Combination with a Target Business in an industry characterized by a high level of risk, we will become subject to the currently unascertainable risks of that industry. An extremely high level of risk frequently characterizes certain industries which experience rapid growth. Although management will endeavor to evaluate the risks inherent in a particular industry or Target Business, there can be no assurances that we will properly ascertain or assess all significant risk factors.

Probable Lack of Business Diversification.

As a result of our limited resources, in all likelihood, we will have the ability to effect only a single Business Combination. Accordingly, our prospects for success will be entirely dependent upon the future performance of a single business.

Unlike certain entities that have the resources to consummate several Business Combinations or entities operating in multiple industries or multiple segments of a single industry, it is highly unlikely that we will have the resources to diversify our operations or benefit from spreading risks or offsetting losses. Our probable lack of diversification could subject us to numerous economic, competitive and regulatory developments, any or all of which may have a material adverse impact upon the particular industry in which we may operate subsequent to consummation of a Business Combination. The prospects for our success may become dependent upon the development or market acceptance of a single or limited number of products, processes or services. Accordingly, notwithstanding the possibility of management assistance to the Target Business by us, there can be no assurance that the Target Business will prove to be commercially viable.

Limited Ability to Evaluate Target Business' Management.

While our ability to successfully effect a Business Combination will be dependent upon certain key personnel, the future role of such personnel in the Target Business cannot presently be stated with any certainty. There can be no assurance that current management will remain associated in any operational capacity with the Company following a Business Combination. Moreover, there can be no assurances that current management will have any experience or knowledge relating to the operations of the particular Target Business. Furthermore, although we intend to closely scrutinize the management of a prospective Target Business in connection with evaluating the desirability of effecting a Business Combination, there can be no assurances that our assessment of such management will prove to be correct, especially since none of our management are professional business analysts. See "Directors, Executive Officers, Promoters and Control Persons".

Accordingly, we will be dependant, in some significant respects, on the ability of the management of the Target Business who are unidentifiable as of the date hereof. In addition, there can be no assurances that such future management will have the necessary skills, qualifications or abilities to manage a public company. We may also seek to recruit additional managers to supplement the incumbent management of the Target Business. There can be no assurances that we will have the ability to recruit such additional managers, or that such additional managers will have the requisite skill, knowledge or experience necessary or desirable to enhance the incumbent management.

Opportunity for Shareholder Evaluation or Approval of Business Combinations.

Our non-affiliate shareholders will, in all likelihood, not receive nor otherwise have the opportunity to evaluate any financial or other information which will be made available to us in connection with selecting a potential Business Combination until after we have entered into an agreement to effectuate a Business Combination. Such agreement to effectuate a Business Combination, however, will be subject to shareholder approval pursuant to applicable law. As a result, our non-affiliate shareholders will be almost entirely dependent on the judgment and experience of management in connection with the selection and ultimate consummation of a Business Combination. In addition, under Florida law, the form of Business Combination could impact upon the availability of dissenters' rights (i.e., the right to receive fair payment with respect to the Company's Common Stock) to shareholders disapproving the proposed Business Combination. See "Description of Business - Shell Corporation - Conflicts of Interest" and "Certain Relationships and Related Transactions".

Selection of a Target Business and Structuring of a Business Combination.

We anticipate that the selection of a Target Business will be complex and risky because of competition for such business opportunities among all segments of the financial community. The nature of our search for the acquisition of a Target Business requires maximum flexibility inasmuch as we will be required to consider various factors and circumstances which may preclude meaningful direct comparison among the various business enterprises, products or services investigated. Investors should recognize that the possible lack of diversification among our acquisitions may not permit us to offset potential losses from one venture against profits from another. We have virtually unrestricted flexibility in identifying and selecting a prospective Target Business. In addition, in evaluating a prospective Target Business, management will consider, among other factors, the following factors which are not listed in any particular order:

    - financial condition and results of operation of the Target Business;

    - growth potential and projected financial performance of the Target Business and the industry in which it operates;

    - experience and skill of management and availability of additional personnel of the Target Business;

    - capital requirements of the Target Business;

    - the availability of a transaction exemption from registration pursuant to the Securities Act for the Business Combination;

    - the location of the Target Business;

    - competitive position of the Target Business;

    - stage of development of the product, process or service of the Target Business;

    - degree of current or potential market acceptance of the product, process or service of the Target Business;

    - possible proprietary features and possible other protection of the product, process or service of the Target Business;

    - regulatory environment of the industry in which the Target Business operates;

    - costs associated with effecting the Business Combination; and

    - equity interest in and possible management participation in the Target Business.

The foregoing criteria are not intended to be exhaustive; any evaluation relating to the merits of a particular Business Combination will be based, to the extent relevant, on the above factors as well as other considerations deemed relevant by us in connection with effecting a Business Combination consistent with our business objective. In many instances, it is anticipated that the historical operations of a Target Business may not necessarily be indicative of the potential for the future because of the possible need to shift marketing approaches substantially, expand significantly, change product emphasis, change or substantially augment management, or make other changes.

We will be dependent upon the owners of a Target Business to identify any such problems which may exist and to implement, or be primarily responsible for the implementation of, required changes. Because we may engage in a Business Combination with a newly organized firm or with a firm which is entering a new phase of growth, we will incur further risks, because in many instances, management of the Target Business will not have proven its abilities or effectiveness, the eventual market for the products or services of the Target Business will likely not be established, and the Target Business may not be profitable subsequent to a Business Combination.

Our limited funds and the lack of full-time management will likely make it impracticable to conduct a complete and exhaustive investigation and analysis of a Target Business before we commit our capital or other resources thereto. Management decisions, therefore, will likely be made without detailed feasibility studies, independent analysis, market surveys and the like which, if we had more funds available to us, would be desirable. We will be particularly dependent in making decisions upon information provided by the promoter, owner, sponsor, or others associated with the business opportunity seeking our participation.

In connection with its evaluation of a prospective Target Business, management anticipates that it will conduct a due diligence review which will encompass, among other things, meetings with incumbent management and inspection of facilities, as well as review of financial or other information which will be made available to us. The time and costs required to select and evaluate a Target Business (including conducting a due diligence review) and to structure and consummate the Business Combination (including negotiating relevant agreements and preparing requisite documents for filing pursuant to applicable securities laws and state "blue sky" and corporation laws) cannot presently be ascertained with any degree of certainty. Our officers and directors only devote a small portion of their time to the operations of the Company, and, accordingly, consummation of a Business Combination may require a greater period of time than if they devoted their full time to the Company's affairs.

However, our officers and directors will devote such time as they deem reasonably necessary, to carry out the business and affairs of the Company, including the evaluation of potential Target Businesses and the negotiation of a Business Combination and, as a result, the amount of time devoted to our business and affairs may vary significantly depending upon, among other things, whether we have identified a Target Business or are engaged in active negotiations of a Business Combination. Any costs incurred in connection with the identification and evaluation of a prospective Target Business with which a Business Combination is not ultimately consummated will result in a loss to the Company and reduce the amount of capital available to otherwise complete a Business Combination or for the resulting entity to utilize. In the event we deplete our cash reserves, we might be forced to cease operations and a Business Combination might not occur.

We anticipate that we will locate and make contact with Target Businesses primarily through the reputation and efforts of our officers and directors, who will meet personally with existing management and key personnel, visit and inspect material facilities, assets, products and services belonging to such prospects, and undertake such further reasonable investigation as they deem appropriate. Management has a network of business contacts and believes that prospective Target Businesses will be referred to the Company through this network of contacts.

We also expect that many prospective Target Businesses will be brought to management's attention from various other non-affiliated sources, including securities broker-dealers, investment bankers, venture capitalists, bankers, and other members of the financial community. We have neither the present intention, nor does the present potential exist for us, to consummate a Business Combination with a Target Business in which our management, promoters, or their affiliates or associates directly or indirectly have a pecuniary interest, although no existing corporate policies would prevent this from occurring. Although there are no current plans to do so, we may engage the services of professional firms that specialize in finding business acquisitions and pay a finder's fee or other compensation. Since we have no current plans to utilize any outside consultants or advisors to assist in a Business Combination, no policies have been adopted regarding use of such consultants or advisors, the criteria to be used in selecting such consultants or advisors, the services to be provided, the term of service, or regarding the total amount of fees that may be paid. However, because of our limited resources, it is likely that any such fee we agree to pay would be paid in stock and not in cash. In no event will we pay a finder's fee or commission to any officer or director or to any entity with which they are affiliated for such service. Moreover, in no event shall we issue any of our securities to any of our other officers, directors or promoters if any, or any of their respective affiliates or associates, in connection with activities designed to locate a target business.

As a general rule, Federal and state tax laws and regulations have a significant impact upon the structuring of business combinations. We will evaluate the possible tax consequences of any prospective Business Combination and will endeavor to structure a Business Combination so as to achieve the most favorable tax treatment for us, the Target Business and their respective stockholders. There can be no assurance that the Internal Revenue Service or relevant state tax authorities will ultimately assent to our tax treatment of a particular consummated Business Combination.

To the extent the Internal Revenue Service or any relevant state tax authorities ultimately prevail in recharacterizing the tax treatment of a Business Combination, there may be adverse tax consequences to us, the Target Business and their respective stockholders. Tax considerations as well as other relevant factors will be evaluated in determining the precise structure of a particular Business Combination, which could be effected through various forms of a merger, consolidation or stock or asset acquisition.

Although we have no commitments as of the date of this registration statement to issue any shares of Common Stock, preferred stock, options or warrants, other than as described in this registration statement, we will, in all likelihood, issue a substantial number of additional shares in connection with the consummation of a Business Combination. To the extent that such additional shares are issued, dilution to the interests of our stockholders will occur. Additionally, if a substantial number of shares of Common Stock are issued in connection with the consummation of a Business Combination, a change in our control is likely to occur which will likely affect, among other things, our ability to utilize net operating loss carry forwards, if any.

Any such change in control may also result in the resignation or removal of our present officer and director. If there is a change in management, no assurance can be given as to the experience or qualification of such persons, either in the operation of our activities or in the operation of the business, assets or property being acquired. Management considers it likely that in order to consummate a Business Combination, a change in control will occur; therefore, management anticipates offering a controlling interest to a Target Business in order to effectuate a Business Combination.

Management may actively negotiate for or otherwise consent to the disposition of any portion of their Common Stock as a condition to or in connection with a Business Combination. Therefore, it is possible that the terms of any Business Combination will provide for the sale of some shares of Common Stock held by management. It is likely that none of our other shareholders will be afforded the right to sell their shares of Common Stock in connection with a Business Combination pursuant to the same terms that Management will be provided.

There are currently no limitations relating to our ability to borrow funds to increase the amount of capital available to us to effect a Business Combination or otherwise finance the operations of the Target Business. However, our limited resources and lack of operating history could make it difficult for us to borrow additional funds from other sources. The amount and nature of any borrowings by us will depend on numerous considerations, including our capital requirements, potential lenders' evaluation of our ability to meet debt service on borrowings and the then prevailing conditions in the financial markets, as well as general economic conditions. We do not have any arrangements with any bank or financial institution to secure additional financing and there can be no assurance that such arrangements if required or otherwise sought, would be available on terms commercially acceptable or otherwise in our best interests. Our inability to borrow funds required to effect or facilitate a Business Combination, or to provide funds for an additional infusion of capital into a Target Business, may have a material adverse effect on our financial condition and future prospects, including the ability to effect a Business Combination. To the extent that debt financing ultimately proves to be available, any borrowings may subject us to various risks traditionally associated with indebtedness, including the risks of interest rate fluctuations and insufficiency of cash flow to pay principal and interest. Furthermore, a Target Business may have already incurred debt financing and, therefore, all the risks inherent thereto.

If our securities are issued as part of an acquisition, such securities are required to be issued either in reliance upon exemptions from registration under applicable federal or state securities laws or registered for public distribution. We intend to primarily target only those companies where an exemption from registration would be available; however, since the structure of the Business Combination has yet to be determined, no assurances can be made that we will be able to rely on such exemptions. Registration of securities typically requires significant costs and time delays are typically encountered. In addition, the issuance of additional securities and their potential sale in any trading market which might develop in our Common Stock, of which there is presently no trading market and no assurances can be given that one will develop, could depress the price of our Common Stock in any market which may develop in our Common Stock. Further, such issuance of additional securities would result in a decrease in the percentage ownership of present shareholders.

Due to our small size and limited amount of capital, our ability to raise additional capital if and when needed could be constrained. Until such time as any enterprise, product or service which we acquire generates revenues sufficient to cover operating costs, it is conceivable that we could find ourselves in a situation where it needs additional funds in order to continue our operations. This need could arise at a time when we are unable to borrow funds and when market acceptance for the sale of additional shares of our Common Stock does not exist. See "Management's Discussion and Analysis or Plan of Operation".

Conflicts of Interest.

None of our affiliates, officers and directors are required to commit their full time to our affairs and, accordingly, such persons may have conflicts of interest in allocating management time among various business activities. Our affiliates, officers and directors may engage in other business activities similar and dissimilar to those we are engaged in. To the extent that such persons engage in such other activities, they will have possible conflicts of interest in diverting opportunities to other companies, entities or persons with which they are or may be associated or have an interest, rather than diverting such opportunities to us. As no policy has been established for the resolution of such a conflict, we could be adversely affected should management choose to place their other business interests before ours. No assurance can be given that such potential conflicts of interest will not cause us to lose potential opportunities. Management may become aware of investment and business opportunities which may be appropriate for presentation to us as well as the other entities with which they are affiliated. Management may have conflicts of interest in determining which entity a particular business opportunity should be presented. Accordingly, as a result of multiple business affiliations, management may have similar legal obligations relating to presenting certain business opportunities to multiple entities. In addition, conflicts of interest may arise in connection with evaluations of a particular business opportunity by the board of directors with respect to the foregoing criteria. There can be no assurances that any of the foregoing conflicts will be resolved in our favor. We may also consider Business Combinations with entities owned or controlled by persons other than those persons described above. There can be no assurances that any of the foregoing conflicts will be resolved in our favor.

Management may actively negotiate for or otherwise consent to the disposition of any portion of their Common Stock as a condition to or in connection with a Business Combination. Therefore, it is possible that the terms of any Business Combination will provide for the sale of some shares of Common Stock held by Management. In the event that occurs, the Company's directors intend to approve the Business Combination pursuant to Section 607.0902(2)(d)(7) of the Florida Business Corporation Act which will have the effect of removing the transaction from the purview of the control-share acquisition statute promulgated under
Section 607.0902 of the Florida Business Corporation Act. Thus, it is likely that none of our other shareholders will be afforded the right to sell their shares of Common Stock in connection with a Business Combination pursuant to the same terms that Management will be provided. Also, such shareholders will not be afforded an opportunity to approve or consent to Management's stock purchase. See "Description of Business - Shell Corporation - Selection of a Target Business and Structuring of a Business Combination".

Investment Company Act and Other Regulation

We may participate in a Business Combination by purchasing, trading or selling the securities of such Target Business. We do not, however, intend to engage primarily in such activities.

Specifically, we intend to conduct our activities so as to avoid being classified as an "investment company" under the Investment Company Act of 1940 (the "Investment Act"), and therefore to avoid application of the costly and restrictive registration and other provisions of the Investment Act, and the regulations promulgated thereunder.

Our plan of business may involve changes in our capital structure, management, control and business, especially if we consummate a Business Combination as discussed above. Each of these areas is regulated by the Investment Act, in order to protect purchasers of investment company securities. Since we will not register as an investment company, stockholders will not be afforded these protections.

Any securities which we might acquire in exchange for our Common Stock will be "restricted securities" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"). If we elect to resell such securities, such sale cannot proceed unless a registration statement has been declared effective by the Securities and Exchange Commission or an exemption from registration is available. Section 4(1) of the Securities Act, which exempts sales of securities not involving a public distribution by persons other than the issuer, would in all likelihood be available to permit a private sale. Although our plan of operation does not contemplate the resale of an acquired Target Business' securities, if such a sale were to be necessary, we would be required to comply with the provisions of the Securities Act to effect such resale.

Any acquisition we make may be in an industry which is regulated or licensed by federal, state or local authorities. Compliance with such regulations can be expected to be a time consuming and expensive process.

Penny Stock Regulations - State Blue Sky restrictions - Restrictions on Marketability.

The Securities and Exchange Commission (the "Commission") has adopted regulations which generally define "penny stock" to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities may be covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse). For transactions covered by the rule, the broker-dealers must make a special suitability determination for the purchase and receive the purchaser's written agreement of the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell our securities and also may affect the ability of our shareholders to sell their shares in the secondary market.

In addition, the Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks". Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, and 15g-9 under the Securities Exchange Act of 1934, as amended. Because the securities of the Company may constitute "penny stocks" within the meaning of the rules, the rules would apply to the Company and to its securities. The rules may further affect the ability of the Company's shareholders to sell their shares in any public market which might develop.

Shareholders should be aware that, according to Securities and Exchange Commission Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and
(v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. We are aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities.

COMPETITION

We expect to encounter intense competition from other entities having a business objective similar to ours. Many of these entities are well-established and have extensive experience in connection with identifying and effecting business combinations directly or through affiliates. Many of these competitors possess greater financial, marketing, technical, personnel and other resources than us and there can be no assurances that we will have the ability to compete successfully. Our financial resources will be extremely limited in comparison to those of many of its competitors. This inherent competitive limitation could compel us to select certain less attractive Target Businesses for a Business Combination. There can be no assurances that such Target Businesses will permit us to meet our stated business objective. Management believes, however, that our status as a reporting public entity could give us a competitive advantage over privately held entities having a similar business objective to ours in acquiring a Target Business with significant growth potential on favorable terms.

UNCERTAINTY OF COMPETITIVE ENVIRONMENT OF TARGET BUSINESS

In the event that we succeed in effecting a Business Combination, we will, in all likelihood, become subject to intense competition from competitors of the Target Business. In particular, certain industries which experience rapid growth frequently attract an increasingly larger number of competitors, including competitors with increasingly greater financial, marketing, technical and other resources than the initial competitors in the industry. The degree of competition characterizing the industry of any prospective Target Business cannot presently be ascertained. There can be no assurances that, subsequent to a Business Combination, we will have the resources to compete effectively, especially to the extent that the Target Business is in a high-growth industry.

FEDERAL SECURITIES LAWS COMPLIANCE

Under the Federal securities laws, companies reporting under the Exchange Act must furnish stockholders certain information about significant acquisitions, which information may require audited financial statements for a Target Business with respect to one or more fiscal years, depending upon the relative size of the acquisition. Consequently, the Company's policy is to only effect a Business Combination with a Target Business that has available the requisite audited financial statements. See "Description of Securities--Securities Exchange Act of 1934".

FACILITIES

Our principal office is located at the personal residence of our president at 511 NE 94th Street in Miami Shores, Florida 33138. We occupy this space rent free at the principal place of business of our company president, Stuart D. Cooper. We believe these facilities are adequate to serve our needs until such time as a Business Combination occurs. We expect to be able to utilize these facilities, free of charge, until such time as a Business Combination occurs. See "Description of Property" and "Certain Relationships and Related Transactions".

EMPLOYEES

As of the date of this Registration Statement, we are in the development stage and currently have no full time employees. Our management serves on a part time basis. We expect to use consultants, attorneys and accountants as necessary, and do not anticipate a need to engage any full-time employees so long as it is seeking and evaluating Target Businesses. The need for employees and their availability will be addressed in connection with the decision whether or not to acquire or participate in a specific Business Combination.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

We are presently a development stage company conducting virtually no business operation, other than our efforts to effect a Business Combination with a Target Business which we considers to have significant growth potential. To date, we have neither engaged in any operations nor generated any revenue. We receive no cash flow. We will carry out our plan of business as we discussed above. See "Description of Business". We cannot predict to what extent our liquidity and capital resources will be diminished prior to the consummation of a Business Combination or whether our capital will be further depleted by the operating losses, if any, of the Target Business which we effectuate a Business Combination with. The continuation of our business is dependant upon our ability to obtain adequate financing arrangements, effectuate a Business Combination and ultimately, engage in future profitable operations.

Presently, we are not in a position to meet our cash requirements for the remainder of the fiscal year or for the next 12 months. We do not generate any cash revenue or receive any type of cash flow. From inception to the date of this registration statement, management has committed to make loans to us on a need be basis in the form of promissory notes. Our operating costs, which includes professional fees and costs related to a Business Combination, are likely to approximate $10,000 to $15,000 during the next 12 months. It is likely that a Business Combination might not occur during the next 12 months. In the event we cannot meet our operating costs prior to the effectuation of a Business Combination, we may cease operations and a Business Combination may not occur.

Prior to the occurrence of a Business Combination, we may be required to raise capital through the sale or issuance of additional securities in order to ensure that we can meet our operating the effectuation of a Business Combination. As of the date of this registration statement, no commitments of any kind to provide additional funds have been made by management, other present shareholders or any other third person. There are no agreements or understandings of any kind with respect to any loans from such persons on our behalf. Accordingly, there can be no assurance that any additional funds will be available to the Company to allow it to cover its expenses. In the event the Company can no longer borrow funds from management, and the Company elects to raise additional capital prior to the effectuation of a Business Combination, it expects to do so through the private placement of restricted securities rather than going through a public offering. The Company does not currently contemplate making a Regulation S offering.

ITEM 3.  DESCRIPTION OF PROPERTY.

The principal office of the Company is located at 511 NE 94th Street Miami Shores, Florida 33138 at the personal residence of our president. This space is provided to us rent free. We believe these facilities are adequate to serve our needs until such time as a Business Combination occurs. We expect to be able to utilize these facilities, free of charge, until such time as a

Business Combination occurs.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of October 4, 2000, the number and percentage of shares of our outstanding common stock which are beneficially owned, directly or indirectly, by:

    o   Each shareholder who owns more than 5% of the outstanding shares

    o   Each of our directors

    o   Each of our executive directors; and

    o   All of our directors and executive officers as a group.

We determine beneficial ownership based on the rules of the Securities and Exchange Commission. In general, beneficial ownership includes shares over which a person has sole or shared voting or investment power and shares which the person has the right to acquire within 60 days of September 18, 2000. Unless otherwise indicated, the persons listed below have sole voting and investment power over the shares beneficially owned.


Name and Address

Of Beneficial Owner           Shares Beneficially Owned       Percent of Class:
--------------------          -------------------------       -----------------

Cooper Family Holdings(1)
511 NE 94th Street
Miami Shores, Florida 33318                 400,000                    40%

Global Intermatch, Inc.(1)
511 NE 94th Street
Miami Shores, Florida 33318                 200,000                    20%

Frank O'Donnell
1100 SW 156th Avenue
Pembroke Pines, FL  33027                   400,000                    40%
                                            -------                    ---
All Executive Officers and
Directors As A Group (1 person)(1)          800,000                    80%

--------
(1) Stuart Cooper, the President, Secretary, Treasurer and a director of the Company, maintains sole voting and investment control of the shares held by Cooper Family Holdings and Global Intermatch, Inc. As a result, Mr. Cooper is deemed to beneficially own all of the shares held by Cooper Family Holdings and Global Intermatch, Inc.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
         PERSONS.

    The following tables sets forth certain information with respect to our directors and executive officers.


Name                                  Age               Position
-----                                 ---               --------
Stuart D Cooper                       55              President,
                                                      Secretary,
                                                      Treasurer,
                                                      Director

Stuart D. Cooper, Certified Public Accountant, is a consultant and an auditor in the areas of public companies, securities regulatory compliance and regulatory compliance for financial institutions for over 29 years. Since 1995, Mr. Cooper has been the owner and chief executive of Cooper Consultants. Mr. Cooper is qualified as an expert witness in areas of securities, business evaluations, accounting issues and interpretation. During 1995, Mr. Cooper was subject to a Securities and Exchange Commission administrative proceeding in which, without admitting or denying any findings, he agreed to a suspension from appearing or practicing before the Securities and Exchange Commission for a two year period.

There are no agreements or understandings for our sole officer or director to resign at the request of another person, and our sole officer and director is not acting on behalf of or will act at the discretion of any other person.

Until such time as a Business Combination occurs, management does not expect any significant changes in the composition of our officers or board of directors.

ITEM 6.  EXECUTIVE COMPENSATION.

Executive Compensation.

Management receives no salary or other compensation in connection with their employment as such. None of our officers or directors have employment agreements with us.

Compensation of Directors

No director receives any type of compensation from us for serving as a director.

Until we effectuate a Business Combination, it is not anticipated that any officer or director will receive any compensation other than reimbursement for out-of-pocket expenses incurred on our behalf. See "Certain Relationships and Related Transactions". We have no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees, but the Board of Directors may recommend adoption of one or more such programs in the future. No other arrangements are presently in place regarding compensation to directors for their services as directors or for committee participation or special assignments. Our officers and directors hold office until their respective successors are elected and qualified or until his/her resignation in the manner provided in our Bylaws.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

None of our officers, directors, promoters or affiliates has or proposes to have any direct or indirect material interest in any asset proposed to be acquired through security holdings, contracts, options, or otherwise.

It is not currently anticipated that any other salary, consulting fee, or finder's fee shall be paid to any of our directors or executive officers, or to any other of our affiliates except as described in this registration statement. See "Executive Compensation".

Our officers, directors and principal shareholders may actively negotiate for or otherwise consent to the disposition of any portion of their Common Stock as a condition to or in connection with a Business Combination. Therefore, it is possible that the terms of any Business Combination will provide for the sale of some shares of Common Stock held by management. Thus, it is likely that no other shareholders of the Company will be afforded the right to sell their shares of Common Stock in connection with a Business Combination pursuant to the same terms that management will be provided. Also, such shareholders will not be afforded an opportunity to approve or consent to management's stock purchase. See "Description of Business - Shell Corporation - Selection of a Target Business and Structuring of a Business Combination". It is more likely than not that any sale of securities by our current stockholders to an acquisition candidate would be at a price substantially higher than that originally paid by such stockholders. Any payment to current stockholders in the context of an acquisition involving us would be determined entirely by the largely unforeseeable terms of a future agreement with an unidentified business entity. See "Description of Business - Shell Corporation - - Selection of a Target Business and Structuring of a Business Combination".

Should we require additional funds, management has agreed to loan the Company funds on an as needed basis.

ITEM 8.   DESCRIPTION  OF SECURITIES.

GENERAL

We are authorized to issue 100,000,000 shares of Common Stock, par value $.001 per share. As of the date of this registration statement 1,000,000 shares of Common Stock are outstanding, held of record by 3 shareholders.

We have elected not to be governed by Florida statute Section 607.0901 and
607.0902 which govern affiliated transactions and control share acquisitions, respectively. By virtue of this election, our non-affiliated shareholders will be less likely given an opportunity to vote upon any type of acquisition or reorganization.

COMMON STOCK

Our shareholders are entitled to one vote for each share held of record on all matters to be voted on by shareholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors. By virtue of management's ownership of more than 50% of the outstanding Common Stock, management can elect all of the directors of the Company. Florida law permits the holders of the minimum number of shares necessary to take action at a meeting of shareholders (normally a majority of the outstanding shares) to take action by written consent without a meeting, provided notice is given within ten days to all other shareholders. The holders of Common Stock are entitled to receive dividends when, as and if declared by the board of directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the Common Stock. Holders of shares of Common Stock, as such, have no conversion, preemptive, redemption provisions or other subscription rights.

DIVIDENDS

We have not paid any dividends on our Common Stock and do not presently intend to pay cash dividends prior to the consummation of a Business Combination. The payment of cash dividends in the future, if any, will be contingent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to consummation of a Business Combination. The payment of any dividends subsequent to a Business Combination will be within the discretion of our then board of directors. It is the present intention of the board of directors to retain all earnings, if any, for use in our business operations and, accordingly, the board does not anticipate paying any cash dividends in the foreseeable future.

ANTI-TAKEOVER PROVISIONS

General. The Florida Business Corporation Act contains provisions designed to enhance the ability of our board of directors to respond to attempts to acquire control of the Company. These provisions may discourage takeover attempts which have not been approved by the board of directors. This could include takeover attempts that some of our shareholders deem to be in their best interest. These provisions may adversely affect the price that a potential purchaser would be willing to pay for our common stock. These provisions may deprive shareholders of the opportunity to obtain a takeover premium for your shares. Theses provisions could make the removal of incumbent management more difficult. These provisions may enable a minority of our directors and the holders of a minority of our outstanding voting stock to prevent, discourage or make more difficult a merger, tender offer or proxy contest, even though the transactions may be favorable to the interests of shareholders. These provisions could also potentially adversely affect the market price of the common stock.

Authorized but Unissued Stock. The authorized but unissued shares of our common stock will be available for future issuance without shareholder approval. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock may enable our board of directors to issue shares of stock to persons friendly to existing management. This may have the effect of discouraging attempts to obtain control of the Company.

Evaluation of Acquisition Proposals. The Florida Business Corporation Act expressly permits our board of directors, when evaluating any proposed tender or exchange offer, any merger, consolidation or sale of substantially all of the assets of the Company, or any similar extraordinary transaction, to consider all relevant facts including, without limitation, the social, legal, and economic effects on the employees, customers, suppliers and other constituencies of the Company, and on the communities and geographical areas in which they operate. Our board of directors may also consider the amount of consideration being offered in relation to the then current market price for our outstanding shares of capital stock and our then current value in a freely negotiated transaction. Our board of directors believes that these provisions are in the long term best interests of the Company and its shareholders.

Transactions with Interested Shareholders. We are subject to the Florida affiliated transactions statute which generally requires approval by the disinterested directors or supermajority approval by shareholders for certain specified transactions between a corporation and a holder, or its affiliates, of more than 10% of the outstanding shares of the corporation. These provisions could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts. Accordingly, these provisions may discourage attempts to acquire the Company.

TRANSFER AGENT

We presently serve as our own transfer agent and registrar for our common stock.

                                     PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
         EQUITY AND RELATED STOCKHOLDER MATTERS.

MARKET INFORMATION

Our common stock has not been registered with the Securities and Exchange Commission or any state securities agency or authority. No public trading market presently exists for our Common Stock, and there are no present plans, proposals, arrangements or understandings with any person with regard to the development of any trading market in any of our securities. No assurances can be made that a trading market for our Common Stock will ever develop. No shares of Common Stock have been registered for resale under the blue sky laws of any state. The holders of shares of Common Stock and persons who may desire to purchase shares of Common Stock in any trading market that might develop in the future, should be aware that there may be significant state blue-sky law restrictions upon the ability of shareholders to sell their shares and of purchasers to purchase the shares of Common Stock. Some jurisdictions may not allow the trading or resale of blind-pool or "blank-check" securities under any circumstances. Accordingly, shareholders should consider the secondary market for our securities to be a limited one.

No shares of Common Stock of the Company are presently subject to outstanding options or warrants to purchase, or securities convertible into our common equity. There are 3 holders of the Company's Common Stock. The Company presently has 1,000,000 shares of Common Stock outstanding, all of which are "restricted securities", as that term is defined under Rule 144 promulgated under the Securities Act, in that such shares were issued in private transactions not involving a public offering. None of these shares are currently available for sale under Rule 144 as currently in effect. The Company has not provided to any shareholder registration rights to register under the Securities Act any shareholder's shares for sale.

In general, under Rule 144, as currently in effect, subject to the satisfaction of certain other conditions, a person, including an affiliate of the Company (or persons whose shares are aggregated), who has beneficially owned restricted shares of Common Stock for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the total number of outstanding shares of the same class or, if the Common Stock is traded on a national securities exchange or the NASDAQ system, the average weekly trading volume during the four calendar weeks preceding the sale.

A person who has not been an affiliate of the Company for at least the three months immediately preceding the sale and who has beneficially owned restricted shares of Common Stock for at least two years is entitled to sell such shares under Rule 144 without regard to any of the limitations described above. No assurances are made; however, that Rule 144 will be available at any time for any shareholder's shares.

We have no present plans, proposals, arrangements, understandings or intention of selling any amount of shares of Common Stock in the public market subsequent to a Business Combination. Nevertheless, in the event that substantial amounts of Common Stock are sold in the public market subsequent to a Business Combination, such sales may adversely affect the price for the sale of the Company's equity securities in any trading market which may develop. No prediction can be made as to the effect, if any, that market sales of restricted shares of Common Stock or the availability of such shares for sale will have on the market prices prevailing from time to time.

DIVIDENDS

We have not paid any dividends on our Common Stock to date and do not presently intend to pay cash dividends prior to the consummation of a Business Combination. The payment of cash dividends in the future, if any, will be contingent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to the consummation of a Business Combination. The payment of any dividends subsequent to a Business Combination will be within the discretion of our then board of directors. It is the present intention of the board of directors to retain all earnings, if any, for use in our business operations and, accordingly, the board of directors does not anticipate paying any cash dividends in the foreseeable future.

ITEM 2.  LEGAL PROCEEDINGS.

We are not a party to any material legal proceedings, nor are we aware of any threatened litigation of a material nature.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         Not Applicable.

ITEM 4.  RECENT SALE OF UNREGISTERED SECURITIES

On August 6, 1999, we issued an aggregate of 1,000,000 shares of our common stock in a private offering exempt from registration under the Securities Act pursuant to Section 4(2) thereof for the total consideration of $10,000 or $0.001 per share to three investors, Global Intermatch, Inc., Cooper Family Holding and Frank O'Donnell. The investors represented their intention to acquire the securities for investment only and not with a view to sell the securities in connection with any distribution thereof and appropriate restrictive legends were affixed to the share certificates. We believe that the investors were accredited investors as defined in Rule 501 promulgated under the Securities Act.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Our bylaws contain the broadest form of indemnification for our officers and directors and former officers and directors permitted under Florida law. Our bylaws generally provide that: The

Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by, or in the right of the Company) by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of any other corporation, partnership, joint venture, trust or other enterprise against expenses (including attorney's fees), judgments, fines, amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, including any appeal thereof, if he acted in good faith in a manner he reasonably believed to be in, or not opposed to the best interests of the Company, and with respect to any criminal action or proceeding, had no reasonable cause to believe that her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of no contenders or its equivalent shall not create, of itself, a presumption that the person did not act in good faith or in a manner which he reasonably believed to be in, or not opposed to, the best interests of the Company or, with respect to any criminal action or proceeding, had reasonable cause to believe that her conduct was unlawful.

To the extent that a director, officer, employee or agent of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in any defense of any claim, issue or matter therein, he shall be indemnified against expenses, including attorneys fees, actually and reasonably incurred by him in connection therewith.

Any indemnification shall be made only if a determination is made that indemnification of the director, officer, employee or agent is proper in the circumstances because such person has met the applicable standard of conduct set forth above. Such determination shall be made either (1) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) by the shareholders who were not parties to such action, suit or proceeding. If neither of the above determinations can occur because the Board of Directors consists of a sole director or the Company is owned by a sole shareholder, then the sole director or sole shareholder shall be allowed to make such determination.

Expenses incurred in defending any action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding as authorized in the manner provided above upon receipt of any undertaking by or on behalf of the director, officer, employee or agent to repay such amount, unless it shall ultimately be determined that she is entitled to be indemnified by the Company.

The indemnification provided shall be in addition to the indemnification rights provided pursuant to Chapter 607 of the Florida Statutes, and shall not be deemed exclusive of any other rights to which any person seeking indemnification may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent of the Company and shall inure to the benefit of the heirs, executors and administrators of such a person.

                                    PART F/S

                          INDEX TO FINANCIAL STATEMENTS


Description                                                      Page

Independent Auditors Report ...................................  F-1

Balance Sheet .................................................  F-2

Statement of Operations and Accumulated Deficits ..............  F-3

Statement of Cash Flows .......................................  F-4

Statement of Shareholders' Equity .............................  F-5

Notes to Financial Statements .................................  F-6

                                    PART III

ITEM 1. INDEX TO EXHIBITS.

        Exhibit
        Number         Description
        ------         -----------
         3.1           Articles of Incorporation, as amended

         3.2           Bylaws

         4.1           Specimen of Common Stock Certificate

        27             Financial Data Schedule

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    Private Capital Investors, Inc.




Date: October 4, 2000               By: /s/ Stuart D. Cooper
                                       -----------------------
                                       Stuart D. Cooper, President

         Private Capital Investors, Inc. (formally Private Funding Inc.)
                          INDEX TO FINANCIAL STATEMENTS

Description

Independent Auditors Report. . . . . . . . . . . . . . . .  F-1

Balance Sheet. . . . . . . . . . . . . . . . . . . . . . .  F-2

Statement of Operations and Accumulated Deficits . . . . .  F-3

Statement of Cash Flows. . . . . . . . . . . . . . . . . .  F-4

Statement of Shareholders' Equity. . . . . . . . . . . . .  F-5

Notes to Financial Statements. . . . . . . . . . . . . . .  F-6

                                       CPA
                                  David I. Tow
                              132 SW Oakridge Drive
                            Port St. Lucie, Fl 34984
                TELEPHONE (800) 766-0679 FACSIMILE (561) 343-0919


                           Independent Auditors Report

To the Board of Directors
Private Funding Inc.
Miami Shores, Florida

I have audited the accompanying balance sheet of Private Funding Inc. as of July 31, 2000 and the related statement of operations and retained earnings (accumulated Deficits), statement of shareholders' equity, and the statement of cash flows for the period then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well, as evaluating the overall financial statement presentation. I believe that my audit provide a reasonable basis for my opinion.

In my opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Private Capital Investors, Inc. formally Private Funding Inc. as of July 31,2000, the result of operations, and its cash flows for the period then ended in conformity with generally accepted accounting principles.

/s/  David I. Tow
------------------------
     David I. Tow
     Port St. Lucie, Florida
     Certified Public Accountant

 September 8, 2000

                              PRIVATE FUNDING INC.
                           A DEVELOPMENT STAGE COMPANY
                                  BALANCE SHEET
                               AS OF JULY 31, 2000

                                     ASSETS

Current assets:


Cash and equivalents                                                  $ 1,000

Organization Costs, Net of Amortization                                   -0-


              Total Assets                                            $ 1,000
                                                                      =======

                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:

Accounts payable and accrued expenses                                 $   400

Shareholders' Equity:

Common Stock, $.01 par value, 1,000,000 shares authorized
issued and  outstanding
                                                            $10,000

Accumulated Deficit                                          (9,400)  $   600
                                                            -------


         Total Liabilities and Shareholders' Equity                   $ 1,000
                                                                      =======

     READ ACCOUNTANT'S REPORT AND ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

                              PRIVATE FUNDING INC.

                           A DEVELOPMENT STAGE COMPANY
                STATEMENT OF OPERATIONS AND ACCUMULATED DEFICITS
                FROM INCEPTION (AUGUST 6, 1999) TO JULY 31, 2000

REVENUE:
                                                                                       $          -0-

EXPENSES:

Organization Costs                                                                              9,400
                                                                                               ------


Net Loss                                                                               $       (9,400)
                                                                                               ------



Retained Earnings (Deficit) - beginning                                                           -0-

Accumulated Deficits - ending                                                          $       (9,400)
                                                                                               ======


Weighted average number of shared outstanding during the period - 1,000,000

Net loss per share                                                                     $        .0094
                                                                                               ======

     READ ACCOUNTANT'S REPORT AND ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

                              PRIVATE FUNDING INC.

                           A DEVELOPMENT STAGE COMPANY
                             STATEMENT OF CASH FLOWS
                FROM INCEPTION (AUGUST 6, 1999) TO JULY 31, 2000


Cash Flows From Operating Activities:

          Net Loss                                       $     (9,400)

          Increase in Accounts Payable                            400
                                                             --------


               Cash applied to operations                      (9,000)


Cash Flows From Investing Activities:

          Proceeds from issuance of common stock               10,000
                                                             --------


Net Increase in cash                                            1,000
                                                             --------


Cash-Beginning                                                    -0-

Cash-Ending                                                  $  1,000
                                                             ========


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                                       F-4

                              PRIVATE FUNDING INC.

                           A DEVELOPMENT STAGE COMPANY
                        STATEMENT OF SHAREHOLDERS' EQUITY
                FROM INCEPTION (AUGUST 6, 1999) TO JULY 31, 2000


                             Number
                           Of Common        Common   Accumulated
                             Shares          Stock     Deficit         Total

Balance at
  August 6, 1999               0            $    0   $      0          $      0

Net Loss for
  the period                                         $ (9,400)         $ (9,400)
                                                     ---------         ---------

Shares Issued
  for cash                  100,000          1,000                        1,000

Shares Issued
  for Services              900,000          9,000                        9,000
                            -------          -----                     ---------

Balance at
  July 31, 2000           1,000,000        $10,000   $ (9,400)          $   600
                          =========        =======   =========          ========

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                                       F-5

                              PRIVATE FUNDING INC.

                           A DEVELOPMENT STAGE COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                  JULY 31, 2000

ACCOUNTING POLICIES AND OPERATIONS

Organization- Private Funding Inc., a development stage company, was incorporated in Florida on August 6, 1999. The company intends to serve as a vehicle to effect asset acquisition, merger, exchange of capital stock or other business combination with a domestic or foreign business. At July 31, 2000 the company had not yet commenced any formal business operations and all activity to date related to the Company formation, capital stock issuance, professional fees with regard to proposed Securities and Exchange Commission filing and identification of businesses. The Company's fiscal year ends on July 31st.

Use of Estimates- In preparing financial statements in conformity with generally accepted accounting principles management is required to make estimates and assumptions that effect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the reported period.

Actual results could differ from those estimates.

Cash and Equivalents- For purposes of the cash flow statements the company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

Income Taxes- The Company accounts for income taxes under the Financial Accounting Standards Board Statement of financial accounting standards No. 109 "Accounting for Income Taxes" (Statement 109). Under Statement 109 deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Organization Costs- During 1999 the company issued 900,000 shares of common stock at $.01 par value in exchange for $9000 in organizational costs to its incorporators.

Loss Per Share- Statement of Financial Accounting Standard No. 128 provides a different method of calculating earnings per share than currently used in accordance with ABP 15, Earnings Per share. Basic earnings per share includes no dilution of earnings per share. Basic earnings per share includes no dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities that could share in the earnings of the entity, similar to fully diluted earnings per share. SFAS 128 is effective for fiscal years and interim periods after December 15, 1997. The Company has adopted this pronouncement during the fiscal year.

Fair Value of Financial Instruments-Statement of Financial Accounting Standards 107 "Disclosures About Fair Value of Financial Statements" (SFAS 107) issued by the FASB became effective December 31, 1995. This statement requires the disclosure of estimated values for all financial instruments for which it is practicable to estimate. The accompanying amount of financial instruments including cash, accounts receivable, current maturities of long-term debt and accounts payable approximate fair value due to their short maturity.

New Accounting Standards-Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income" (SFAS 130) issued by the FASB is effective for financial statements with fiscal years beginning after December 15, 1997. Earlier application is permitted. SFAS 130 establishes standards for reporting and display of comprehensive income and its components in a full set of internal purpose financial statements. The Company adopted SFAS 130 as of 1999 and it has had no effect on the financial position or results of operations. Statement of Financial Accounting Standards No. 132 "Disclosures About Segments of and Enterprise and Related Information" (SFAS 131) issued by the FASB is effective for financial statements with years beginning after December 15, 1997. Earlier application is permitted. SFAS 131 requires that public companies report certain information about operating segments, products services and geographical areas in which they operate and their major customers. The company adopted SFAS 131 during 1999 and it did]\ no effect on its financial position or results of operations. The company is a development stage entity with no operations.

Statement of Position 98-5 "Reporting on the Costs of Start Up Activities" (SOP 98-5) issued by the American Institute of Certified Public Accountants is effective for financial statements beginning after December 15, 1998. SOP 98-5 requires that the cost of start up activities including organizational costs, be expensed as incurred. Start up activities are defined broadly as those one time activities related to opening a new facility, introducing a new product or service, conducting business in a new territory, conducting business with a new class of customer (excluding ongoing customer acquisition costs or loan origination costs) or beneficiary; initiating a new process in an existing facility or commencing some new operation. The company does not expect the adoption of SOP 98-5 to have an ongoing material impact. At July 31, 2000, the expensing of organizational costs has a material impact on the financial position and results of operations for the company. For future periods the company does not expect the adoption of SOP 98-5 to have a material impact, if any, on its financial position or results of operations. In June, 1998, the FASB issued SFAS No. 133 " Accounting for Derivative Instruments and Hedging Activities" effective for financial statements with fiscal years beginning after June 15, 1999.

SFAS 133 provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities and requires all derivatives to be recorded on the balance sheet at fair value. The Company does not expect the adoption of SFAS 133 to have a material impact, if any, on its financial position, results of operations or cash flows now or in the future. The Company adopted this standard during 1999.

GOING CONCERN

The accompanying financial statements have been prepared assuming that the company will continue as a going concern which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The amounts of assets and liabilities in the financial statements do not purport to represent realizable or settlement values. However, the company has incurred an operating loss. Such loss may impair its ability to obtain additional financing. This factor raises substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. The company has met its historical working capital requirements from sale of capital shares. Owners of the shares, in order not to burden the Company, have agreed to pay its annual audit fees, filing costs and legal fees as long as the board of directors deem it necessary. However, there can be no assurance that such financial support shall be ongoing or available on terms or conditions acceptable to the Company.

COMMITMENTS AND CONTINGENCIES

Operational Costs- At July 31, 2000 rental space for the office, secretarial services, telephone, fax and daily operational costs were being provided by shareholders without charge to the Company. The Company has no obligation for such costs.

Salaries- At July 31, 2000 the principal officer and director has waived all obligations by the Company for salaries for the period then ended.

Employment Contracts- At July 31, 2000 there are no employment contracts issued, outstanding or in process by the Company.

Legal- At July 31, 2000 the Company is not a party to any legal action in the ordinary course of business or in any other manner.

SHAREHOLDERS' EQUITY

On August 6, 1999 the Company issued 1,000,000 shares of $.01 par value common stock to its initial shareholders in exchange for $1,000 in cash and $9,000 in services rendered. At July 31, 2000 there are no stock options or warrants outstanding.

SIGNIFICANT VENUES AND CONCENTRATION OF CREDIT RISK

At July 31, 2000 there are no significant venue issues or concentrations of risk.

INCOME TAXES

Income taxes in the statement of operations consists of the following:

     Current

          Federal                                            -0-
          State                                              -0-
                                                            ----
                                                            $-0-
                                                            ====

Deferred taxes are as follows:
                                                            Tax Rate
                                                               40%
         Deferred tax assets
           Net operating loss carry over  $ 1,880   $ 760
           Less: Valuation allowance       (1,880)   (760)
                                           ------   -----

                                          $   -0-   $ -0-
                                          =======   =====

The net deferred tax assets have a 100% valuation allowance as management can not determine if it is more likely than not that the deferred tax assets will be realized.

SUBSEQUENT EVENT

On September 5, 2000 the board of directors proposed a change of name to Private Capital Investors, Inc. In addition, by vote of the majority of shareholders, the authorized shares were increased to 100,000,000 shares at a par value of $.001. At the report date no filings of the above items had been made with the Secretary of State of Florida.

                                 EXHIBIT INDEX

        Exhibit
        Number         Description
        ------         -----------
         3.1           Articles of Incorporation, as amended

         3.2           Bylaws

         4.1           Specimen of Common Stock Certificate

        27             Financial Data Schedule